Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CST Brands, Inc.:

We consent to the use of our report dated March 1, 2013, except for note 18, which is as of September 13, 2013, with respect to the combined balance sheets of CST Brands, Inc. as of December 31, 2012 and 2011, and the related combined statements of income, comprehensive income, changes in net investment and cash flows for each of the years in the three-year period ended December 31, 2012, included herein, and to the references to our firm under the headings “Experts” in the prospectus.

/s/ KPMG LLP
San Antonio, Texas
November 6, 2013